SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Universal Forest Products, Inc. Employees' Profit Sharing
and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Members of the Profit Sharing and 401(k) Trustee Committee
Universal Forest Products, Inc.
Employees’ Profit Sharing and 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ BDO USA, LLP

Grand Rapids, Michigan
June 11, 2014

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value	$180,182,943	$148,817,708

Notes receivable from participants	8,043,493	7,289,582
Employer contribution receivable	303,918	292,501
Due from (to) investment broker	16	(760)
	188,530,370	156,399,031
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(107,609)	(622,692)
Net assets available for benefits	$188,422,761	$155,776,339

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2013	2012
Additions
Investment income :
Dividend and interest income	$1,885,291	$1,796,952
Net appreciation in fair value of common stocks	12,150,616	6,795,136
Net appreciation in fair value of common collective trust funds	246,284	346,158
Net appreciation in fair value of mutual funds	19,830,378	8,983,391
Total investment income	34,112,569	17,921,637
Participant contributions	8,292,584	7,342,625
Rollover contributions	716,984	200,529
Employer contributions	1,667,527	1,501,365
Interest from notes receivable from participants	395,771	382,474
Total additions	45,185,435	27,348,630
Deductions
Distributions to participants	(12,031,153)	(11,777,340)
Administrative expenses	(507,860)	(450,358)
Total deductions	(12,539,013)	(12,227,698)

Net increase	32,646,422	15,120,932

Transfers in (Note 3)	-	134,516

Net assets available for benefits at beginning of year	155,776,339	140,520,891
Net assets available for benefits at end of year	$188,422,761	$155,776,339

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements

1.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Universal Forest Products, Inc. (Plan Sponsor) Employees’ Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Money Market Fund: Valued at quoted market prices in an exchange and active market, which represent the net asset value (NAV) of shares held by the Plan.  The money market fund seeks to maintain a $1.00 NAV.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Morley Stable Value Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.  All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Morley Stable Value Fund may waive this requirement at its discretion.

The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. At December 31, 2013, the Fund consists of common stock of Universal Forest Products, Inc. (Plan Sponsor) and funds that are held in the Goldman Sachs Financial Square Prime Obligation Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Goldman Sachs Financial Square Prime Obligation Fund held by the Fund. At December 31, 2013 and 2012, 773,223 and 846,154 units, respectively, were outstanding with a value of $52.48 and $38.58 per unit, respectively.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Investments

Included in investments at December 31, 2013 and 2012 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $39,912,388 and $31,991,754, respectively.  This investment represents 22% and 21% of total investments at December 31, 2013 and 2012, respectively.  A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan and applied to the applicable participant balances. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.

2.	Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor or other Participating Employers, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.  Eligible employees are those who are 18 years or older, have completed 60 days of employment and are hired to work more than 180 days.

Contributions

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% of participant deferrals in 2013 and 2012, on the first 6% of each participant’s eligible compensation. Additional discretionary matching contributions may be made at the end of each Plan Year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to participants who had at least 1,000 hours of service during the plan year and are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.  No discretionary profit sharing contributions were made in 2013 or 2012.

Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The Plan was amended effective January 1, 2012 to be designated as an ESOP for those Participants with a portion of their account balance invested in the Universal Forest Products, Inc. Common Stock Fund. This provision allows those Participants who are 100% vested the opportunity to elect to have the dividends on the employer stock fund paid to them in cash.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Participant Accounts

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on participant account balances, as defined in the Plan agreement.

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures are used to offset the Plan Sponsor’s matching contributions and for reasonable administrative expenses. During 2013 and 2012, forfeitures of approximately $180,600 and $131,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loans as outlined in the Plan Document. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2013) plus 2% calculated on a daily basis. Interest rates on outstanding loans ranged from 5.25% to 11.5% at December 31, 2013.  Effective April 1, 2009, the total loans available changed from five loans to two loans outstanding at any time.

Payment of Benefits

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Termination

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

3.	Transfers

As permitted by the plan, $134,516 was transferred from the Shawnlee Construction LLC 401(k) Plan during 2012, due to employee transfers.  There were no transfers to or from the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) during 2013.

4.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2013 and 2012.

	Investment Assets at Fair Value
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stocks	$39,912,388	$-	$-	$39,912,388
Common collective trust funds		32,995,402		32,995,402
Money market funds	665,297			665,297
Mutual funds:
Bond funds	5,884,910			5,884,910
Target funds	37,714,169			37,714,169
Domestic stock funds	56,707,217			56,707,217
International stock funds	6,303,560			6,303,560
Total mutual funds	106,609,856			106,609,856
Total investments at fair value	$147,187,541	$32,995,402	$-	$180,182,943

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks	$31,991,754	$-	$-	$31,991,754
Common collective trust funds		33,057,400		33,057,400
Mutual funds:
Bond funds	8,648,850			8,648,850
Target funds	27,812,814			27,812,814
Domestic stock funds	42,187,560			42,187,560
International stock funds	5,119,330			5,119,330
Total mutual funds	83,768,554			83,768,554
Total investments at fair value	$115,760,308	$33,057,400	$-	$148,817,708

There have been no changes in the methodologies used at December 31, 2013 and 2012, and there have been no significant transfers in or out of Levels 1, 2 or 3.

Individual assets that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2013	2012
Union Bond & Trust Company Stable Value Fund	$32,995,402	$33,057,400
Universal Forest Products Common Stock	39,912,388	31,991,754
T. Rowe Price Retirement 2020 Fund	15,135,867	11,853,017
Invesco Growth and Income Fund	14,556,798	11,251,812
Vanguard Midcap Index Fund	13,043,428	9,235,663
Vanguard 500 Index Fund	10,481,242	*
Neuberger Berman Genesis Fund	10,029,868	*
PIMCO Total Return Fund	*	8,648,850

* Below 5% of net assets available for benefits

5.	Income Tax Status

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated October 24, 2011, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits from the financial statements	$188,422,761	$155,776,339
Net adjustment to fair value for fully benefit responsive investment contracts	107,609	622,692
Assets available for benefits from the Form 5500	$188,530,370	$156,399,031

The following is a reconciliation of the net increase in net assets per the financial statements to the net income from the Form 5500:

	December 31
	2013	2012
Net increase in net assets from the financial statements	$32,646,422	$15,120,932
2013 Net adjustment to fair value for fully benefit responsive investment contracts	107,609
2012 Net adjustment to fair value for fully benefit responsive investment contracts	(622,692)	622,692
2011 Net adjustment to fair value for fully benefit responsive investment contracts		(812,928)
Net income from the Form 5500	$32,131,339	$14,930,696

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

7.	Delinquent Participant Contributions

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Part IV, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor’s (“DOL”)  Regulation 29 (CFR 2410.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2013.  The delinquent participant contributions were fully corrected in January and February 2014 within the Voluntary Fiduciary Correction Program (“VFCP”) in accordance with VFCP guidelines.  A letter was received from the DOL in May 2014, indicating that the corrective measures taken were acceptable and no further action will be taken by the DOL.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #38-1465835    Plan #001

December 31, 2013

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$39,912,388

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	32,995,402

	Money market funds:
	Goldman Sachs	Financial Square Prime Obligation Fund	665,297

	Mutual funds:
	JP Morgan	Large Cap Growth Fund	8,595,881
	Vanguard	Midcap Index Fund	13,043,428
	Pimco	Total Return Fund	5,884,910
	Thornburg	International Value Fund	6,303,560
	Neuberger Berman	Genesis Fund	10,029,868
	Invesco	Growth and Income Fund	14,556,798
	Vanguard	500 Index Fund	10,481,242
	T. Rowe Price	Retirement 2050 Fund	3,276,225
		Retirement 2040 Fund	8,070,117
		Retirement 2030 Fund	7,819,394
		Retirement 2020 Fund	15,135,867
		Retirement 2010 Fund	1,155,459
		Retirement Income Fund	2,257,106
			106,609,856
			180,182,943
*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.50%	8,043,493
			$188,226,436
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Form 5500, Schedule of Delinquent Participant Contributions
(Schedule H, Part IV, Line 4a)
EIN #38-1465835    Plan #001

December 31, 2013

Participant Contributions Transferred Late to the Plan (Including Loan Repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program ("VFCP") and Prohibited Transaction Exemption 2002-51
$270,025	$-	$-	$-	$270,025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee's Profit
Sharing and 401(k) Plan

Date:	June 11, 2014	/s/ Michael R. Cole
Michael R. Cole,
Universal Forest Products, Inc., Plan Administrator

Date:	June 11, 2014	/s/ Nancy A. DeGood
Nancy A. DeGood,
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP